September 29, 2023

VIA EDGAR

Jeanne Baker

Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Re:	Sharecare, Inc.

Form 10-K filed March 31, 2023

File No. 001-39535

Ladies and Gentlemen:

We have reviewed the comment letter dated September 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Annual Report on Form 10-K of Sharecare, Inc. (the “Company,” “we,” “our,” or “us”) for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “Form 10-K”). In this letter, we are providing a response to the Staff’s comments. To assist your review, we have included the text of the Staff’s comments below in italicized type followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022

Non-GAAP Financial Measures, page 52

1.

We note your response to prior comment 1 as well as the additional information you provided us in our August 30, 2022 conference call. Please ensure that when presenting non-GAAP measure adjustments, you provide accurate line-item headings and sufficiently detailed disclosures regarding the nature of each material adjustment. We also have the below comments on certain of your adjustments presented in your presentation of Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS.

We acknowledge the Staff’s comment, and we will ensure to provide accurate line-item headings and sufficiently detailed disclosures regarding the nature of each material adjustment for non-GAAP measure adjustments in future filings.

2.

We note that the line item “Net costs associated with exiting contracts” represents the negative gross margin of your PCMH contract in periods subsequent to your decision to cease providing PCMH services. Notwithstanding the fact that the Company will no longer provide these services, this contract was entered into as part of your normal course of business and therefore the gross margin losses incurred as you winddown the contract would not be considered nonrecurring or outside the normal course of your operations. Please confirm that you will no longer exclude these negative gross margin losses from your non-GAAP measures. Please note that if you choose to discuss the impact of this contract on your results of operations, ensure that you (i) accurately address the nature of impact (e.g., the adjustment, as presented, is gross margin losses rather than the “net costs associated with exiting contracts” and (ii) present the impact of the PCHM contract gross margins on each period presented.

In response to the Staff’s comment, while the Company continues to believe that the exclusion of “Net costs associated with exiting a contract” (negative gross margin) of our PCMH contract from the calculation of Adjusted EBITDA and Adjusted Net Loss is beneficial to investors’ understanding of the Company’s business and results of operations, the Company will revise its disclosure going forward in future filings in order to remove the addback for “Net costs associated with exiting a contract” (i.e. gross margin losses) from its presentation of Adjusted EBITDA and Adjusted Net Loss. Furthermore, any discussion of the impact of this contract on our results of operations will accurately address the nature of the impact and present the impact of the contract on gross margins for each period presented.

3.

We note that your lease termination adjustment included within your non-operating, non- recurring adjustment relates to the rent expense of the underutilized portion of the Company’s Franklin, TN office lease. We do not believe it is appropriate to exclude estimated costs associated with the underutilized portion of this lease. Refer to questions 100.01 and 100.04 of the Non-GAAP Compliance & Disclosure Interpretations. Please confirm that you will no longer exclude these expenses from your non-GAAP measures.

In response to the Staff’s comment, while the Company continues to believe that the exclusion of the aforementioned costs from the calculation of Adjusted EBITDA and Adjusted Net Loss is beneficial to investors’ understanding of the Company’s business and results of operations, the Company will revise its disclosure going forward in future filings in order to remove the addback for these costs from its presentation of Adjusted EBITDA and Adjusted Net Loss.

4.

We note that your reorganizational and severance costs are due to efforts to globalize and centralize the Company’s workforce that will be implemented in 2023. $12.5 million of these costs represent employee costs related to employees that have not yet been notified of their termination and $1.2 million of severance costs represents costs of employees for when the required services to the Company has ceased. Please address the following:

•	Quantify the amounts expensed in your sales and marketing, product and technology and general and administrative line items;

The reorganization and severance amounts expensed in the sales and marketing, product and technology, general and administrative, and cost of revenue line items for the year ended December 31, 2022, are as follows (in thousands):

	Sales and Marketing	General and Administrative	Product and Technology	Cost of Revenue	Total
Reorganization	$1,255	$4,920	$5,544	$753	$12,472
Severance	$384	$362	$433	$29	$1,208

Total	$1,639	$5,282	$5,977	$782	$13,680

•	Separately quantify the material components of the $12.5 million, including salary, benefits, equity and bonus compensation, and other employee costs;

The material cost components of the $12.5 million of reorganization costs for the year ended December 31, 2022, are salary of $8.4 million, benefits of $1.3 million, and cash bonus of $0.5 million. Approximately $2.4 million relates to other reorganizational costs described in further detail below which consist primarily of lease expense.

•

Quantify the normal periodic employee costs, including normal equity and bonus compensation, included in the $12.5 million reorganizational costs. Please note that your normal periodic employee costs are viewed as part of your current normal operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP measures (C&DI);

In response to the Staff’s comments and in consideration of the guidance set forth in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as updated December 13, 2022, the Company has quantified and explained the nature of the $12.5 million reorganizational costs into three categories detailed below. Based on our understanding of the Staff’s view of normal periodic costs, which was provided to us in our August 30, 2023 conference call, we have determined that $2.9 million of costs that were included in the $12.5 million of reorganizational costs and consisted primarily of lease expense for the facilities that were under-utilized due to globalization efforts, and other employee costs that were not directly related to offshoring efforts. Accordingly, we will no longer include these amounts as part of the reorganization and severance addback in the presentation of Adjusted EBITDA and Adjusted Net Loss in future filings.

For the $9.6 million remainder of the $12.5 million of reorganizational costs, we evaluated the facts and circumstances underlying the remaining two categories of costs in light of the Staff’s comments and the guidance set forth in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Our evaluation included the determination of whether the costs were normal cash operating expenses relative to the Company’s operations, revenue generating activities, business strategy, and industry and regulatory environment consistent with the Staff’s guidance. We further evaluated the frequency of occurrence of these expenses to determine whether they were recurring. We have documented these considerations for further clarification below.

We evaluated the facts and circumstances of our expenses incurred during the period as they relate to changes in our business strategy and determined that through its transformative globalization initiative, the Company is effecting the following changes in its business strategy:

•

The Company is implementing a global workforce infrastructure that is flexible, scalable and will support our future growth plans. The Company has grown rapidly in recent years. To continue growing and to execute our plans to expand into additional new products, markets, and meet the challenges of an ever-evolving and increasingly complex (e.g. interoperability) business, we will need our workforce to adapt quickly in response to changes in our needs for worker headcount and/or diverse skillset needs (e.g., as new opportunities arise or as priorities change). A global workforce with unique skills, and the use of shared service centers, will enable these capabilities and help us accelerate project delivery via a continuous work cycle, which we have not previously possessed.

•

The global workforce will also enable us to mitigate workforce and operational risks. Utilizing a global talent pool will diversify key elements of our operations and reduce our risk of unforeseen events, such as natural disasters, political instability, or economic downturns in a particular region. We will also be able to mitigate the risks of sourcing specific skills and/or expertise that can be more difficult to source if our workforce is limited to one or a few geographic locations.

•

Using a global, shared service center model will enable us to run the operations for an extended time across different time zones and be more responsive to our customers, and potential customers’ round-the-clock requirements. As we’ve recently gained more exposure to large, multinational customers it has become increasingly important to be responsive on a continuous basis. The global workforce will better enable us to execute on our efforts to continue to pursue large, multinational customers as part of our growth plan.

We have also further described the nature of the costs that the Company considered to not be recurring or normal periodic employee costs due to their duplicative and/or transformational nature.

•

Duplicative employee costs: $7.7 million of the $9.6 million reorganizational costs represent employee cash costs for duplicative roles that have been replaced with our offshoring resources as part of the Globalization and Cost Savings undertaking. Such costs represent the costs of employees that were identified to be terminated and for which the service personnel were in place offshore, resulting in a duplicate cost. During the period these costs were incurred, the duplicate employees were no longer contributing to or associated with our normal operations as the activities performed by their roles were transferred offshore. The Company will not continue to incur such costs after the center is fully operational which is expected to be near the end of 2023.

Our determination that the duplicate employee costs are not normal, operating expenses was based on the following:

•

The duplicate costs did not create additional outputs or otherwise benefit the Company’s operations beyond those outputs and benefits that were generated by the single offshore employee/role. That is, the duplicate costs did not generate additional personnel capacity or outputs relevant to the role (e.g., additional management oversight was not created by duplicate G&A roles; additional software production was not created by duplicate Product and Technology roles). Therefore, the Company’s normal operations did not benefit from the costs incurred for the duplicate roles. Further, the costs of the single, in-place offshore role, which are attributable to the Company’s normal operations, are excluded from the non-GAAP adjustment amount.

•

The duplicate costs did not result in additional revenue generating activities or capacity beyond that produced by the single offshore employee/role. As described above, the duplicate role costs are temporary in nature and necessary to transition from our domestic workforce to a diversified, global workforce. The duplicate roles themselves are not designed to generate additional revenue activity or revenue generating capacity for our business.

•

As described above, the duplicate costs themselves are not representative of our historical or long-term business strategy. However, it is necessary to incur such duplicate costs temporarily to carry out the transition to a global workforce that is required to execute our future business strategy. The resulting global workforce will address our long-term strategic needs for a flexible, scalable workforce that mitigates our workforce risks and enables us to be more responsive to our growing portfolio of multinational customers.

The Company considered whether there were any industry or regulatory factors relevant to its determination that the duplicate employee costs are not normal, operating expenses, but none were identified.

The Company will effect the transition of approximately 570 roles from its domestic workforce to the new global shared service center. These roles represent 16% of our workforce. The transition process to move the roles to the global shared service center is occurring in phases over the project timeline which is expected to be completed near the end of 2023.

•

Transformational employee costs: $1.9 million of the $9.6 million reorganizational costs represent employee costs associated with effecting our transformational Globalization and Cost Savings undertaking. The cost of these employees was related to the development and implementation of our transformational Globalization and Cost Savings strategy, project plan, and timeline.

•

The $1.9 million of costs represent incremental internal costs expended by specifically identified personnel whose time was tracked to quantify and record the expense related to the transformative aspects of our global workforce initiative, similar to the activities for which we would engage a third-party, and do not include costs necessary to operate or support our normal business operations. Such efforts included:

•	Determining the workforce globalization project scope, detailed project plan, and timeline

•	Determining the future-state organization structure and the location (domestic vs. offshore) of front-line, management and executive roles affected by the plan

•	Conducting the request for proposal process to select third-party workforce vendors to support the Company in deployment of the global workforce

•	Developing detailed policies, practices, protocols, and manuals to be implemented by the offshore workforce and by those responsible for domestic oversight in the future-state global organization

•

Onboarding and conducting initial training of local offshore workforce trainers and management personnel responsible for rollout of training and policies, practices, protocols and manuals to offshore front-line

•

The normal level of employee costs associated with non-transformative aspects of the Company’s functions/departments affected by the Globalization and Cost Savings undertaking are expected to be maintained. Accordingly, these expenses have not been included in the reconciling items to arrive at Adjusted EBITDA and Adjusted Net Loss.

•	Our determination that the transformational costs are not normal, operating expenses was based on the following:

•

The employee costs expended on the global workforce transformation did not create additional outputs or otherwise benefit the Company’s operations in the period. That is, the costs of employees dedicated to planning and overseeing the transformational activities described above did not support or contribute to the Company’s normal operations. Absent this undertaking, these employees would have been terminated. Further, the costs attributable to the Company’s normal operations are excluded from the non-GAAP adjustment amount.

•

The employee costs associated with the global workforce transformation did not benefit our revenue generating activities or otherwise add revenue generating capacity. As described above, the workforce transformation costs will be limited to the transition period and will not continue to be incurred once the transformation is complete.

•

As described above, the costs incurred to effect the global workforce transformation project are not representative of our historical or long-term business strategy. However, it is necessary for the Company to incur such costs temporarily to carry out the transition that is required to execute our future business strategy. The resulting global workforce will address our long-term strategic needs for a flexible, scalable workforce that mitigates our workforce risks and enables us to be more responsive to our growing portfolio of multinational customers.

The Company considered whether there were any industry or regulatory factors relevant to its determination that the duplicate employee costs are not normal, operating expenses, but none were identified.

•

Tell us the basis for bonus payments, how you determined who would receive such payments, how amounts were calculated, and how you determined that such payments are incremental to your normal operations;

Bonus payments included in the $2.9 million above are calculated based upon meeting defined EBITDA and revenue targets as documented within the bonus plans applicable to certain employees; for executives and other key members of management the bonus targets are approved by the Compensation Committee of the Board of Directors. In acknowledgement of the Staff’s comments and in consideration of the guidance set forth in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as updated December 13, 2022, the Company will remove the expenses, from the addback presentation of Adjusted EBITDA and Adjusted Net Loss in all future filings.

•

Address whether or not the $12.5 million includes one-time employee termination benefits as defined by ASC 420. If so, tell us how you applied the guidance in ASC 420-10-25-4 through 25-10. Address the need to provide the disclosures required by ASC 420-50-1;

The $12.5 million does not include any one-time employee termination benefits. Therefore, the amount of one-time termination benefits described below as of December 31, 2022 was immaterial to the Company, the Company did not file an Item 2.05 Form 8-K or provide additional disclosure in the Form 10-K. Additionally, based on our conclusion that the related charge was not material, a reconciliation of beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) was not considered necessary.

•	Quantify any other costs included in the $12.5 million reorganizational costs and tell us the nature of those costs and your underlying accounting; and

The $1.5 million of other non-employee reorganizational costs, $0.9 million of other employee costs that were not directly related to offshoring efforts, and $0.5 million of bonus expense are included in the $2.9 million of reorganizational costs noted above, which the Company determined represented normal periodic employee costs based on its understanding of the Staff’s view. The non-employee reorganizational costs primarily include $1.4 of lease expense, which were recognized in accordance with ASC 842, for the facilities that were not fully utilized due to globalization efforts. Accordingly, the Company will remove the addback from the presentation of Adjusted EBITDA and Adjusted Net Loss in future filings.

•

You indicate that the $1.2 million of severance costs represents costs of employees for when the required services to the Company has ceased. Please confirm these costs do not include the normal periodic employees costs during the period for which the employee provided services. As noted in the first bullet, an adjustment for normal period employee costs would be inconsistent with our C&DI.

These costs represent one-time termination benefits related to severance and health benefits for employees that have been notified of their employment termination. These termination benefits are recorded upon the Company’s notification of termination to the employee and do not include any normal periodic employee costs during the period for which the employee provided services.

Specific termination benefits to which an individual is entitled are determined on a case-by-case basis, thus representing a one-time termination benefit. The Company applied the guidance of ASC 420-10-25-4 through 25-10 when recording the one-time-termination benefits and determined that the liability should be recorded upon meeting the defined criteria and at the time of communication to the terminated employee. The Company does not have an established postemployment benefit policy that would dictate entitlements to the employee upon termination and there is not an ongoing benefit arrangement that enables employees to know the benefits to which they would be entitled if they were to be terminated (ASC 712 accounting). Employees are not required to render future service (or service beyond minimum retention period) to receive termination benefits; therefore, the liability is recognized at the communication date in accordance with ASC 420-10-25-8 & 9. Settlement of the salary portion of postemployment benefits occur contemporaneously upon notification. The remaining portion of the postemployment benefits relate to health benefits and are immaterial.

There was no benefit to the Company associated with these expenses as the employee was no longer required to render service post-notification. The termination of these employees and the related expenses are related to the transformational undertaking of the development of our global shared service center and are therefore outside the scope of our normal operations. Since these costs are part of a specific and unprecedented globalization initiative, the Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

5.

We refer to the non-GAAP adjustment relating to advance payments made to a financially distressed vendor in early 2022. Please tell us in more detail about your relationship with this vendor and why these payments were made. We note that you expected these payments to be applied as a credit against any pending and future invoices payable by the Company. In this regard, please help us better understand why the prepayments were written off in the second quarter of fiscal year 2022 and not applied to invoices for services they provided to you through the second quarter of 2023. Also, quantify the amount of prepayments made through the beginning of the second quarter of 2022 and any subsequent additional payments made in excess of the actual cost of your vendor’s services. Finally, it is not clear to us why it is appropriate to exclude these payments from your non-GAAP performance measures. Please more fully explain.

The Company used services from this vendor to support the delivery of one of the Company’s digital therapeutic health services. This digital therapeutic health service was offered to the Company’s customers via its digital health platform, and the service was directed at members in the customers’ populations with higher likelihood of developing diabetes based on the Company’s identification of certain health and lifestyle risk factors in such members. The Company utilizes data to which it has appropriate consent, including members’ health claims data and our proprietary RealAge test, a NCQA-certified health assessment that uses scientifically based methods, to assess a member’s behaviors and existing conditions that affect their health. We then are able to make recommendations to the member about ways to improve their health, including enrollment in the Company’s digital therapeutic health services.

The services procured from the vendor in question were comprised of health coach program content and health coach personnel that supported live interactions with members enrolled in the Company’s digital therapeutic health service noted above. The services procured from the vendor varied from period to period based on usage of the services within a predictable and reasonable range.

As described in our initial response, in 2022, the Company became aware of the vendor’s financial difficulties, specifically with respect to servicing its debt obligations and funding its continued operations. Without financial support from the Company, it became apparent that the vendor’s financial difficulties may result in an interruption of the Company’s service to its customers which could severely impact their member/patient’s health. Because the Company is committed to providing uninterrupted service to its customers in order to minimize the risk of such a disruption to the customer’s member/patient’s health during the period, the Company began making additional, advance payments to the vendor in order for it to have sufficient cash to continue its operations. These payments were in excess of the contractual fees that were due to the vendor in association with services procured from the vendor in the period. The first such payment was made in March 2022 and as of March 31, 2022, the advance payments totaled approximately $0.1 million. As noted in our initial response, at the time the additional payments commenced, and at March 31, 2022, such payments, as agreed to with the vendor, were expected to be applied as a credit against pending and future invoices payable by the Company to the vendor for future services; therefore, the Company recorded the $0.1 million of advance payments as a prepaid expense in the Company’s Consolidated Balance Sheet as of March 31, 2022.

During the second quarter of 2022, the vendor’s financial difficulties worsened. In response, the Company made additional advance payments to the vendor that were in excess of the amounts the Company owed to the vendor for the services that the Company had procured. As of June 30, 2022, the prepaid expense position (i.e., payments that were in excess of amounts owed to the vendor) had increased to approximately $0.9 million. As noted above, the Company and vendor agreed that advance payments were to be applied as a credit against pending and future invoices. The Company and vendor also entered into an agreement that required the vendor to repay amounts that the Company did not consume via credits for services if there were no future invoices to credit against. Further, the Company reevaluated the recoverability of this prepaid asset, giving consideration to the then-current, and the expected, run rate for the value of services procured from the vendor, the run rate for the vendor’s continuing cash needs resulting from the vendor’s financial difficulties, and the Company’s expectations of the vendor’s ability to repay amounts owed to the Company. Upon concluding the recoverability analysis, the Company determined that the prepaid asset was impaired and recorded a charge of approximately $0.9 million, through cost of sales, to reduce the prepaid vendor costs to $0 as of June 30, 2022.

During the third and fourth quarters of 2022 the Company made advance payments of $0.7 million and $0.7 million, respectively, to the vendor that were in excess of amounts owed to the vendor for procured services to again enable the vendor to have the cash necessary to continue its operations in support of the Company’s customers. The Company evaluated the recoverability of such payments in each period and determined they were not expected be recovered via future services because the Company’s cash payments to the vendor continued to exceed the value of services procured from the vendor. Based on these evaluations, the Company concluded in Q3 2022 and Q4 2022 that it was not appropriate to capitalize the payments in excess of services procured as a prepaid expense because no future economic benefit would be realized. The $0.7 million and $0.7 million of payments in Q3 2022 and Q4 2022, respectively, which were in excess of amounts owed to the vendor for procured services were recognized as cost of sales in each respective period.

The costs included in the adjustment consist only of the incremental expense associated with payments to the vendor to enable it to continue its operations that were in excess of fees owed the vendor for services. The Company received no goods or service from the vendor in exchange for the payments. The spend associated with services actually procured from the vendor in support of the Company’s delivery of its digital therapeutic health service have not been included in reconciling items to arrive at Adjusted EBITDA and Adjusted Net Loss. The Company will not continue to incur such costs because it ceased procuring services from the vendor in 2023. The services are now sourced internally and vendor procurement of them is no longer part of the Company’s strategy. Such costs are not expected to recur because the Company has not historically had, nor does it expect to have in the future, other vendors experiencing financial difficulties that would necessitate similar financial support. Supporting vendors’ financing needs is not part of the Company’s normal operations or business strategy. We expect to continue pursuing collection from the vendor.

The Company did not consider the payments to the vendor, for which the Company received no goods or services, to be normal operating expenses of the Company’s business. Our determination that the costs are not normal, operating expenses was based on the following:

•

The incremental expense associated with payments to the vendor did not result in the Company receiving additional products or services from the vendor. Therefore, the Company’s normal operations did not benefit from the costs incurred from these costs. Further, the costs associated with services actually procured from the vendor in support of the Company’s delivery of its digital therapeutic health service, which are attributable to the Company’s normal operations, are excluded from the non-GAAP adjustment amount.

•

The incremental expense associated with payments to the vendor did not result in additional revenue generating activities or capacity beyond that associated with services actually procured from the vendor in support of the Company’s delivery of its digital therapeutic health service.

•

As described above, the incremental expense associated with payments to the vendor is not representative of our historical or long-term business strategy because the Company ceased procuring services from the vendor in 2023; such services are now sourced internally at a lower cost and vendor procurement of those services is no longer part of the Company’s strategy.

•

The Company considered whether there were any industry or regulatory factors relevant to its determination that the incremental expense associated with payments to the vendor are not normal, operating expenses, but none were identified.

Based on its evaluation, the Company believes it is appropriate to exclude these amounts from the non-GAAP measures of Adjusted EBITDA and Adjusted Net Loss.

*  *  *

If you have any questions or require additional information, please do not hesitate to contact me at (404) 671-4000 or jferrero@sharecare.com.

Sincerely,

/s/ Justin Ferrero

Justin Ferrero
President and Chief Financial Officer

cc:	Terence O’Brien, Securities and Exchange Commission

Carrie Ratliff, Chief Legal Officer, Sharecare, Inc.

Michael Blalock, Chief Accounting Officer, Sharecare, Inc.

Keith M. Townsend, King & Spalding LLP

Zack Davis, King & Spalding LLP